

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52558

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: M.S. Howells & Co.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

20555 N. Pima Road, Suite 100
(No. and Street)

Scottsdale	Arizona	85255
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Emmett E. Mitchell (480) 563-2000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Spicer Jeffries LLP
(Name – *if individual, state last, first, middle name*)

5251 S. Quebec Street, Suite 200	Greenwood Village	CO	80111
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Emmett E. Mitchell, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of M.S. Howells & Co., as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Patricia A. Pierce
NOTARY PUBLIC - ARIZONA
[illegible] COUNTY
My Commission Expires
October 11, 2012

Signature

Financial Principal
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity of Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital (including reconciliation of X-17A-5 Part II filing with this Rule 17a-5(d) report, if applicable).
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independant Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

M.S. HOWELLS & CO.

CONTENTS



SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS
5251 SOUTH QUEBEC STREET • SUITE 200
GREENWOOD VILLAGE, COLORADO 80111
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

INDEPENDENT AUDITORS' REPORT

The Board of Directors of
M.S. Howells & Co.

We have audited the accompanying statements of financial condition of M.S. Howells & Co. (the "Company") as of December 31, 2008 and 2007, and the related statements of operations, changes in shareholder's equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of M.S. Howells & Co. as of December 31, 2008 and 2007, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in the supplemental schedule listed in the accompanying index is presented for purposes of additional analysis and is not required for a fair presentation of the financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Spicer Jeffries LLP

Greenwood Village, Colorado
February 10, 2009


Member of
msi
Global Alliance
Independent Legal & Accounting Firms

M.S. HOWELLS & CO.

STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2008 AND 2007

ASSETS	2008	2007
Cash and cash equivalents	$ 695,498	$ 335,869
Commissions receivable	442,009	66,355
Deposit with clearing broker	200,752	200,613
Due from clearing broker	68,823	1,882
Securities owned, at fair value (Notes 1 and 6)	162,034	405,655
Furniture, equipment and leasehold improvements, net of accumulated depreciation of $371,574 and $320,143	52,064	96,188
Other assets	41,052	45,431
Total assets	**$ 1,662,232**	**$ 1,151,993**

LIABILITIES AND SHAREHOLDER'S EQUITY

	2008	2007
LIABILITIES:		
Accounts payable and accrued expenses	$ 192,454	$ 100,858
Accrued soft dollar credits (Note 4)	585,776	335,807
Commissions payable	82,643	20,881
Obligations payable under capital leases (Note 2)	26,967	53,843
Total liabilities	887,840	511,389
COMMITMENTS AND CONTINGENCIES (Notes 2 and 5)		
SHAREHOLDER'S EQUITY (Note 3):		
Common stock, $0.01 par value, authorized 3,000 shares, 1,354 shares outstanding	14	14
Additional paid-in capital	1,694,394	1,694,394
Retained earnings (deficit)	(920,016)	(1,053,804)
Total shareholder's equity	774,392	640,604
Total liabilities and shareholder's equity	**$ 1,662,232**	**$ 1,151,993**

M.S. HOWELLS & CO.

STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 2008 AND 2007

REVENUE:	2008	2007
Commissions (Note 2)	$ 6,583,685	$ 5,441,218
Research income	108,229	192,074
Interest and dividends	233,336	293,951
Trading (loss) profit, net	(70,672)	23,164
Other	9,590	16,105
Total revenue	6,864,168	5,966,512
EXPENSES:		
Commissions, salaries, and related expenses	2,207,018	2,979,519
Clearing fees	1,074,377	684,585
Soft dollar expense	1,053,084	732,837
General and administrative	394,354	468,300
Information services	364,888	467,557
Occupancy and equipment	284,807	313,563
Exchange and trading fees	87,888	107,922
Travel and entertainment	63,889	111,065
Professional fees	22,717	59,888
Total expenses	5,553,022	5,925,236
NET INCOME	**$ 1,311,146**	**$ 41,276**

The accompanying notes are an integral part of these statements.

M.S. HOWELLS & CO.

STATEMENTS OF CHANGES IN SHAREHOLDER'S EQUITY
YEARS ENDED DECEMBER 31, 2008 AND 2007

	Common Stock		Additional Paid-in Capital	(Deficit) Retained Earnings	Total Shareholder's Equity
	Shares	Amount			
BALANCES, December 31, 2006	1,354	$ 14	$ 1,463,388	$ (1,053,804)	$ 409,598
Capital contributions	-	-	289,730	-	289,730
Capital distributions	-	-	(58,724)	(41,276)	(100,000)
Net income	-	-	-	41,276	41,276
BALANCES, December 31, 2007	1,354	14	1,694,394	(1,053,804)	640,604
Capital distributions	-	-	-	(1,177,358)	(1,177,358)
Net income	-	-	-	1,311,146	1,311,146
BALANCES, December 31, 2008	**1,354**	**$ 14**	**$ 1,694,394**	**$ (920,016)**	**$ 774,392**

The accompanying notes are an integral part of these statements.

M.S. HOWELLS & CO.

STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2008 AND 2007

	2008	2007
CASH FLOWS PROVIDED BY (USED IN)		
OPERATING ACTIVITIES		
Net income	$ 1,311,146	$ 41,276
Adjustments to reconcile net income to net cash provided by (used in)		
operating activities:		
Depreciation	51,431	52,703
(Increase) Decrease in commissions receivable	(375,654)	507,877
(Increase) Decrease in deposit with clearing broker	(139)	3,151
(Increase) Decrease in due from clearing broker	(66,941)	(1,881)
Increase in securities owned, at market value	(183,737)	(400,055)
Decrease in other assets	4,379	16,372
Increase (Decrease) in accounts payable and accrued expenses	91,596	(102,310)
Increase (Decrease) in accrued soft dollar credits	249,969	(34,911)
Increase (Decrease) in commissions payable	61,762	(96,553)
Decrease in due to clearing broker	-	(5,478)
Net cash provided by provided by (used in) operating activities	1,143,812	(19,809)
CASH FLOWS USED IN INVESTING ACTIVITIES:		
Purchase of furniture and equipment	(7,307)	(3,069)
CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES:		
Payments on capital lease obligations	(26,876)	(24,456)
Capital contributions	-	289,730
Capital distributions	(750,000)	(100,000)
Net cash (used in) provided by financing activities	(776,876)	165,274
NET INCREASE IN CASH AND CASH EQUIVALENTS	359,629	142,396
CASH AND CASH EQUIVALENTS, beginning of year	335,869	193,473
CASH AND CASH EQUIVALENTS, end of year	**$ 695,498**	**$ 335,869**
SUPPLEMENTAL DISCLOSURE OF NON-CASH FINANCING ACTIVITIES:		
Contribution of marketable securities	**$ -**	**$ 289,730**
Distribution of marketable securities	**$ 427,358**	**$ -**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:		
Cash paid for interest	**$ 5,106**	**$ 6,759**

The accompanying notes are an integral part of these statements.

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

M.S. Howells & Co. (the "Company") was incorporated in Delaware on April 11, 2000 and is a securities broker-dealer serving primarily institutional investors.

The Company records securities transactions and related revenue and expenses on a trade-date basis.

The Company, under Rule 15c3-3(k)(2)(ii), is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts. Accordingly, all customer transactions are executed and cleared on behalf of the Company by Jeffries & Company, Inc. and Goldman Sachs Execution & Clearing, L.P. (collectively the "clearing broker"), on a fully disclosed basis. The Company's agreement with its clearing broker provides that as clearing broker, that firm will make and keep such records of the transactions effected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities and Exchange Act of 1934, as amended (the "Act"). The clearing broker also performs all services customarily incident thereon, including the preparation and distribution of customer's confirmations and statements and maintenance margin requirements under the Act and the rules of the Self Regulatory Organizations of which the Company is a member.

The Company provides for depreciation of furniture and equipment on the straight-line method based on estimated lives of the assets ranging from four to seven years. Leasehold improvements are amortized over the life of the lease.

For purposes of the statement of cash flows, the Company considers all demand deposits and money market funds to be cash equivalents.

Certain prior year amounts have been reclassified to conform to the current year classifications.

The Company is recognized as an S-Corporation by the Internal Revenue Service, therefore the Company's shareholders are liable for federal and state income taxes on the Company's taxable income.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

The Company's financial instruments, including cash, deposits with and due from clearing broker, receivables, other assets, accounts payable and accrued expenses are carried at amounts that approximate fair value due to the short-term nature of the instruments. Securities owned and securities sold, not yet purchased are valued at market value using quoted market prices.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Securities Inventory

The Company adopted the provisions of SFAS No. 157, "Fair Value Measurements" (SFAS No. 157), effective January 1, 2008. Under SFAS No. 157, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. SFAS No. 157 establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumption about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

> Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and blockage discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.
>
> Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.
>
> Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors, including the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined by the lowest level input that is significant to the fair value measurement.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including during periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

The Company values its securities that are freely tradable and are listed on a national securities exchange or reported on the NASDAQ national market at their last sales price as of the last business day of the year. Changes in fair value is reflected in the Company's statement of operations.

NOTE 2 - COMMITMENTS AND RELATED PARTY TRANSACTIONS

The Company leases office space and equipment under various operating leases expiring through 2010. Future minimum lease payments under the noncancellable leases as of December 31, 2008 are as follows:

Year	Amount
2009	$ 230,093
2010	74,034
	$ 304,127

For the years ended December 31, 2008 and 2007, total rental expense for operating leases was $284,807 and $247,865, respectively.

NOTE 2 - COMMITMENTS AND RELATED PARTY TRANSACTIONS (continued)

The Company has various capital lease obligations covering telephone equipment and office furniture expiring through 2009. Aggregate annual payments on capital lease obligations as of December 31, 2008 are as follows:

Payments due in 2009	$	28,261
Less amounts representing interest		(1,294)
Present value of future minimum lease payments	**$**	**26,967**

The net book value of equipment under capital leases at December 31, 2008 and 2007 was $24,769 and $29,240, respectively.

During the years ended December 31, 2008 and 2007, the Company generated approximately $11,000 in each year, net of its commission revenue from transactions with related parties.

NOTE 3 - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2008, the Company had net capital and net capital requirements of $621,237 and $100,000, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was 1.43 to 1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

NOTE 4 - SOFT DOLLAR CREDITS

The Company has negotiated soft dollar arrangements with various investment managers whereby a portion of the brokerage commissions earned by the Company are used to cover certain costs of research and various services. The Company has the ability to reject any costs or expenses submitted by the investment managers. Soft dollar balances may also be remitted directly back to the respective fund or account that generated the soft dollars.

NOTE 5 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONTINGENCIES

In the normal course of business, the Company's client activities ("clients") through its clearing broker involve the execution, settlement and financing of various client securities transactions. These activities may expose the Company to off-balance sheet risk. In the event the client fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the client's obligations.

The Company bears the risk of financial failure by its clearing broker. If the clearing broker should cease doing business, the Company's deposit and receivable from this clearing broker could be subject to forfeiture.

NOTE 6 - FAIR VALUE MEASUREMENTS

The Company's assets recorded at fair value have been categorized based upon a fair value hierarchy in accordance with SFAS No. 157. See Note 1 for a discussion of the Company's policies.

The following table presents information about the Company's assets measured at fair value as of December 31, 2008:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of December 31, 2008
Assets				
Securities owned				
Common stock, at fair value	$ 138,184	$ -	$ -	$ 138,184
Options, at fair value	23,850	-	-	23,850
	$ 162,034	**$ -**	**$ -**	**$ 162,034**

SUPPLEMENTARY INFORMATION

M.S. HOWELLS & CO

COMPUTATION OF NET CAPITAL
PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1
DECEMBER 31, 2008

CREDIT:		
Shareholder's equity	$	774,392
DEBITS:		
Nonallowable assets:		
Furniture, equipment and leasehold improvements		52,064
Other assets		41,052
Excess fidelity bond deductible		13,000
Excess deposit with clearing broker		752
Total debits		106,868
Net capital before haircuts		667,524
Haircuts on marketable securities and money market funds		46,287
NET CAPITAL		621,237
Minimum requirements of 6-2/3% of aggregate indebtedness of $887,840 or $100,000, whichever is greater		100,000
Excess net capital	**$**	**521,237**
AGGREGATE INDEBTEDNESS:		
Accounts payable and accrued expenses	$	192,454
Accrued soft dollar credits		585,776
Commissions payable		82,643
Obligations payable under capital leases		26,967
Total aggregate indebtedness	**$**	**887,840**
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		**1.43 to 1**

NOTE: There are no material differences between the above computation of net capital and the corresponding computation as filed by the Company with the unaudited Form X-17A-5 as of December 31, 2008.

See Independent Auditors' Report.


SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS
5251 SOUTH QUEBEC STREET • SUITE 200
GREENWOOD VILLAGE, COLORADO 80111
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

The Board of Directors of
M.S. Howells & Co

In planning and performing our audit of the financial statements and supplementary information of M.S. Howells & Co. (the "Company") as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.


Member of
msi
Global Alliance
Independent Legal & Accounting Firms

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. This report recognizes that it is not practicable in an organization the size of the Company to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

In addition, our review indicated that the Company was in compliance with the conditions of exemption from Rule 15c3-3 pursuant to paragraph k(2)(ii) as of December 31, 2008, and no facts came to our attention to indicate that such conditions had not been complied with during the year.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Spicer Jeffries LLP

Greenwood Village, Colorado
February 10, 2009


M.S.Howells & Co.

REPORT PURSUANT TO RULE 17a-5(d)

YEARS ENDED DECEMBER 31, 2008 AND 2007


SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS